UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended March 30, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
Commission file number 1-9247
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
CA Savings Harvest Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CA, Inc., One CA Plaza, Islandia, New York 11749

SIGNATURES
EXHIBIT INDEX
EX-23.1

Report of Independent Registered Public Accounting Firm
CA Savings Harvest Plan Committee
CA Savings Harvest Plan:
We have audited the accompanying statements of net assets available for benefits of CA Savings Harvest Plan (the Plan) as of March 30, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of March 30, 2009 and 2008, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i — schedule of assets (held at end of year) as of March 30, 2009 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
New York, New York
September 21, 2009

CA SAVINGS HARVEST PLAN
Statements of Net Assets Available for Benefits
March 30, 2009 and 2008

	2009	2008
Assets:
Investments
Mutual funds	$602,512,772	$887,186,578
Common Collective Trusts	46,917,345	—
ESOP Stock Fund	90,540,277	108,344,259
Participant loans	14,149,790	13,932,075

Total investments	754,120,184	1,009,462,912
Contributions receivable:
Employer	24,119,451	18,731,002
Participant	2,581,252	2,663,244

Total contributions receivable	26,700,703	21,394,246
Restitution receivable (Note 6)	—	46,527
ERISA Account Credit receivable	53,623	—

Total assets	780,874,510	1,030,903,685
Liabilities:
Administrative fees payable	130,575	83,500

Net assets available for benefits	$780,743,935	$1,030,820,185

See accompanying notes to financial statements.

CA SAVINGS HARVEST PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended March 30, 2009 and 2008

	2009	2008
Additions to net assets available for benefits:
Investment income/(loss):
Net appreciation/(depreciation) in fair value of investments	$(303,414,225)	$(134,862,479)
Dividend income	22,811,707	86,016,842
Participant loan interest	1,059,413	1,036,698

Net investment loss	(279,543,105)	(47,808,939)
Contributions:
Participants	66,930,067	67,359,132
Employer	36,270,445	29,823,171

Total contributions	103,200,512	97,182,303
Restitution (Note 6)	—	4,290,141
ERISA Account Credit	266,817	—

Total additions/(reductions)	(176,075,776)	53,663,505
Deductions from net assets available for benefits:
Benefits paid to participants	73,486,201	109,075,524
Administrative expenses	514,273	482,922

Total deductions	74,000,474	109,558,446

Net decrease in plan assets	(250,076,250)	(55,894,941)
Net assets available for benefits at beginning of year	1,030,820,185	1,086,715,126

Net assets available for benefits at end of year	$780,743,935	$1,030,820,185

See accompanying notes to financial statements.

CA SAVINGS HARVEST PLAN
Notes to Financial Statements
March 30, 2009 and 2008
(1)	Description of the Plan

The following description of the CA Savings Harvest Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.
(a)	General

The Plan, which has a fiscal year-end of March 30, is a defined contribution plan covering all eligible salaried U.S. employees of CA, Inc. (the Company). Employees are eligible to participate in the Plan with respect to pre-tax and after-tax contributions effective on their hire date. Eligibility with respect to employer matching and discretionary contributions occurs in the month following completion of one full year of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

The Plan is administered by the CA Savings Harvest Plan Committee (Plan Committee), which consists of employees of the Company. The trustee of the Plan is Fidelity Management Trust Company.

(b)	Contributions

Plan participants may elect to contribute a percentage of their base compensation ranging from 2% to 20%. Each participant may change this election at any time.

To comply with the applicable Internal Revenue Code (IRC) provision, pre-tax contributions elected by any participant may not exceed $16,500 for the calendar year ended December 31, 2009 and $15,500 for the calendar year ended December 31, 2008. The Plan also allows participants age 50 and over to make an extra “catch-up” contribution on a pre-tax basis, which may not exceed $5,500 for the calendar year ended December 31, 2009 and $5,000 for the calendar year ended December 31, 2008. Participants may also contribute on an after-tax basis.

For eligible participants, the Company makes a matching contribution to the Plan on behalf of each participant equal to 50% of such participant’s contribution up to a maximum of 2.5% of the participant’s base compensation (contributions are subject to certain IRC limitations). The matching contributions are allocated in the same manner as participant contributions. The total matching contribution for the plan year ended March 30, 2009 was $14,039,135, of which $1,300,211 was funded from plan forfeitures. The total matching contribution for the plan year ended March 30, 2008 was $13,925,913 of which $2,355,660 was funded from plan forfeitures.

Effective March 31, 2008, the Plan was amended to provide for the addition of a non-leveraged employee stock ownership plan (ESOP) feature. The ESOP Stock Fund consists of the common stock of the company.

In addition to its matching contribution, the Company may make a discretionary contribution to the Plan on behalf of eligible participants in an amount that the board of directors of the Company may, in its sole discretion, determine. The discretionary contribution for the plan year ended March 30, 2009 was $23,531,521, which was paid in the form of 1,343,890 shares of common stock of the Company. The discretionary contribution is allocated to each eligible participant who is an employee of the Company on March 30 of that year, generally in the same ratio that the participant’s base compensation for the plan year bears to the base compensation of all participants for such plan year. The discretionary contribution for the plan year ended March 30, 2009 was allocated directly to the ESOP Stock Fund and funded into each participant’s account on June 8, 2009. Subsequent to this initial allocation, the participants of the Plan have the ability to re-direct these investments into the other investment options. The discretionary contribution for the plan year ended March 30, 2008 was $18,252,918, which was paid in the form of 756,754 shares of common stock of the Company.

A total restitution amount of $4,290,141 was allocated to the Plan during and shortly after the plan year that ended March 30, 2008 as part of the deferred prosecution agreement between the Company and the U.S. Attorney’s office, which is detailed in note (6).

(c)	Vesting

Participants are immediately vested in their elective contributions. The matching and discretionary contributions made by the Company vest as follows as of March 31, 2008:

Percent vested	After years of service
0%	Less than 1
33%	1
66%	2
100%	3
In addition, 100% vesting occurs upon death or total disability of a participant, upon attainment of normal retirement age, or upon termination of the Plan.
Prior to March 31, 2008, matching and discretionary contributions vested according to one of the following two vesting schedules:

	Percent vested with respect to portion of
Percent vested with respect to portion of	account attributable to matching and
account attributable to matching and	discretionary contributions made for Plan
discretionary contributions made for Plan	years beginning on or after March 31,
years ending prior to March 31, 2002	2002 and prior to March 31, 2008	After years of service
0%	0%	Less than 1
0%	0%	1
0%	20%	2
20%	40%	3
40%	60%	4
60%	80%	5
80%	100%	6
100%	100%	7
(d)	Participant Accounts
A separate account is established and maintained in the name of each participant and reflects the participant’s balance invested therein. Such balance includes contributions, earnings and losses, and if applicable, expenses, allocated to each participant’s account. Allocation of earnings, losses, and expenses is based upon the percentage investment that each participant’s account balance bears to the total of all participant account balances.
(e)	Investment Options
The assets of the Plan are held in custody by Fidelity Management Trust Company. As of March 30, 2009, participants were able to invest in any of the following investment fund options:
Fidelity Institutional Money Market Portfolio — invests in the highest-quality U.S. dollar denominated money market securities of domestic and foreign issuers, U.S. Government securities, and repurchase agreements.
PIMCO Total Return Institutional Fund — invests in all types of bonds, including U.S. Government, corporate, mortgage and foreign and maintains an average portfolio duration of three to six years (approximately equal to an average maturity of five to twelve years) while also investing in shorter or longer maturity bonds.
Fidelity Puritan Fund — invests approximately 60% of its assets in stocks and other equity securities and the remainder in bonds and other debt securities.
Dodge and Cox Stock Fund — invests at least 80% of its assets in a broadly diversified portfolio of common stocks.
Pyramis Large Cap Core Commingled Pool — a unitized fund option that invests in securities that have sustainable competitive advantages in their respective industries or in market leaders expected to sustain strong earnings growth in their respective markets.

Vanguard Institutional Index Fund — employing ‘passive management’, this fund invests substantially all of its assets in the common stocks that make up the Standard and Poor’s 500 Index.
American Funds Growth Fund of America R5— invests primarily in common stocks.
Artisan Mid Cap Fund — invests primarily in a diversified portfolio of stocks of mid-sized U.S. Companies that the investment manager identifies as well positioned for long term growth, reasonably priced by the market and at the early stage in their profit cycle.
Fidelity Low Priced Stock Fund — invests at least 80% of its assets in what the investment manager believes to be low-priced stocks.
Fidelity Magellan Fund — invests primarily in common stocks of domestic and foreign issuers.
Fidelity Small Cap Stock Fund — invests at least 80% of its assets in common stocks of companies with small market capitalizations.
Artisan Mid Cap Value Fund — invests primarily in a diversified portfolio of stocks of medium sized U.S. companies that Artisan believes are undervalued, in a solid financial condition and provide a controlled level of risk.
Fidelity Diversified International Fund —primarily invests in common stocks of foreign securities.
American Beacon Small Cap Value Fund — invests at least 80% of its assets in equity securities of U.S. companies with market capitalization of $3.0 billion or less at the time of investment.
ESOP Stock Fund — invests solely in the common stock of the Company.
Pyramis Index Lifecycle Commingled Pools (2000, 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050) — these are not mutual funds; they are asset allocation commingled pools of the Pyramis Group Trust for Employee Benefit Plans that is managed by Pyramis Global Advisors Trust Company (PGTAC). They seek total return until the Pool’s target retirement year. They invest in a diversified portfolio of equity index, fixed income index and / or short term products.
Three of the above basic investment options (Fidelity Institutional Money Market Portfolio, Pyramis Large Cap Core Commingled Pool, and the Vanguard Institutional Index Fund) as well as the suite of eleven Lifecycle Pools named were added to the Plan as investment options as of March 31, 2008. Prior to March 31, 2008, there were no Lifecycle investment options in the Plan and the three funds that were replaced were the Fidelity Retirement Money Market Fund, the Fidelity Growth and Income Portfolio, and the Spartan U.S. Equity Index Fund, respectively.
Additionally, the PIMCO Total Return Institutional Fund replaced the Fidelity Intermediate Bond Fund on August 28, 2008 and the Hotchkis and Wiley Mid Cap Value Fund was replaced by the Artisan Mid Cap Value Fund on February 5, 2009.
Participants may direct contributions or transfer their current investment balances between funds on a daily basis.
The Fidelity Low Priced Stock Fund was closed to all new investors effective July 30, 2004. Participants who had a position in the fund on July 30, 2004 were able to continue to invest in the fund. Effective May 13, 2008, the fund was re-opened for institutional investors, including all Plan participants, but remains closed to new retail investors,
(f)	Payment of Benefits
The Plan provides for benefit distributions to plan participants or their beneficiaries upon the participant’s retirement, termination of employment, total disability or death. Any participant may apply to withdraw all or part of his/her vested account balance subject to specific hardship withdrawal criteria in the Plan.
(g)	Participant Loans
Any participant may take a loan from his/her account once certain provisions of the Plan have been met. Upon the death, retirement or termination of employment of the participant, the Plan may deduct the total unpaid balance or any portion thereof from any payment or distribution to which the participant or his/her beneficiaries may be entitled. Interest rates on loans are fixed based on the prevailing market rate (prime rate plus 1%) when the application for the loan is submitted. The interest rate on plan loans at March 30, 2009 was 4.25%. All loans are being repaid in equal semimonthly installments, generally through payroll deductions and extend from periods of one to five years. Certain loans that were transferred from other plans had terms in excess of five years as they were for purchases of principal residences. Loans outstanding as of

March 30, 2009 and 2008 bore interest ranging from 4.25% to 10.50%, and the terms range from 1 to 20 years. Participant loan fees, which are included in administrative expenses on the accompanying statements of changes in net assets available for benefits, are borne by the participant and amounted to $34,934 and $38,125 for the plan years ended March 30, 2009 and 2008, respectively.
(h)	Administrative Expenses
Administrative expenses consist of participant fees, including loan fees, and costs of recordkeeping and administration.
(i)	Forfeited Accounts
When participants leave the Company, the unvested portion of their Employer Contribution Account (Matching and Discretionary) will be forfeited as of the earlier of the date they receive a distribution of their vested account or the date they have five consecutive one year Breaks-in-Service. At March 30, 2009 and 2008 forfeited non-vested accounts totaled $321,463 and $391,203 respectively, and are available to fund future company contributions and to pay administrative expenses of the Plan as noted above.
(j)	ERISA Account
In 2009, Fidelity Investments and the Company entered into a revenue sharing arrangement whereby a portion of the revenue earned by Fidelity Investments from certain funds is passed through to the Plan for payment of permitted Plan expenses. To facilitate the reimbursement of investment fees and the payment of plan administrative expenses, the Company created the ERISA reimbursement account under the Plan. The ERISA reimbursement account is a cash account inside the Plan, similar in design to forfeiture accounts, and is used to record keep the redistribution of plan-generated fund revenue and expenses that exceed the costs associated with plan administration.
When the Plan investments pay out revenue-sharing above and beyond what is needed to offset the current quarter’s plan administration fees, the amount exceeding the current quarter’s fee is deposited in the ERISA reimbursement account, and is available for payment of future Plan expenses.
(k)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination of the Plan, participants will become 100% vested in their accounts
(2)	Summary of Significant Accounting Policies
The accompanying financial statements of the Plan have been prepared in accordance with U.S. generally accepted accounting principles. The more significant accounting policies followed by the Plan are as follows:
(a)	Basis of Presentation
The accompanying financial statements have been prepared on the accrual method of accounting.
(b)	New Accounting Pronouncements
On March 31, 2008 the Plan adopted the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (FAS 157). FAS 157 defines fair value, and establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to ‘Level 1’ assets and the lowest priority to ‘Level 3’ assets as described in note (3).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

(c)	Investments Valuation and Income Recognition

Investments in mutual funds and the ESOP Stock Fund are stated at fair value based upon quoted prices in published sources. Participant loans are shown at their amortized cost which approximates fair value using a discounted cash flow model. Commingled Pooled Funds (Collective Trusts) are stated at fair value based on the net asset value (NAV) of the publicly traded stocks and mutual funds that make up the pool’s investments. They are valued independently by the investment managers; however, the daily prices are not published in public sources similar to mutual funds.

Purchases and sales of securities are recorded on a trade-date basis. Dividend income is recorded on the ex-dividend date and interest is recorded when earned.

(d)	Payments of Benefits

Benefits to participants or their beneficiaries are recorded when paid.

(e)	Risks and Uncertainties

The Plan may invest in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and/or credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. At March 30, 2009 and 2008 approximately 11.60% and 10.86% respectively, of the Plan’s net assets were invested in the common stock of the Company. The underlying value of the common stock of the Company is entirely dependent upon the performance of the Company and the market’s evaluation of such performance.

The Plan invests indirectly in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

(f)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates and assumptions.
(3)	Investments

The following individual investments exceeded 5% of the Plan’s assets available for benefits at March 30, 2009 and 2008:

	2009		2008
Mutual funds:
Fidelity Retirement Money Market Portfolio	$	*	$194,477,016
Fidelity Institutional Money Market Portfolio		206,484,799	*
Fidelity Puritan Fund		51,231,451	78,424,323
Fidelity Intermediate Bond		*	54,390,428
PIMCO Total Return Institutional Fund		59,570,370	*
Spartan U.S. Equity Index Fund		*	73,017,447
Dodge and Cox Stock Fund		*	69,256,752
Fidelity Magellan Fund		42,540,980	80,383,687
Fidelity Diversified International Fund		66,242,013	142,179,798
Vanguard Institutional Index Fund		45,466,816	*
ESOP Stock Fund		90,540,277	108,344,259

*	Investment did not exceed 5% of the Plan’s Net Assets for this period.
During the plan years ended March 30, 2009 and 2008, the Plan’s investments depreciated in value (including investments bought, sold, and held during the year) as follows:

	2009	2008
Mutual funds	$(250,723,203)	$(118,715,548)
Common Collective Trusts	(24,572,686)	—
ESOP Stock Fund	(28,118,336)	(16,146,931)

	$(303,414,225)	$(134,862,479)

Fair Value Measurements:
The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value measured on a recurring basis as of March 30, 2009:

	Level 1	Level 2	Level 3	Total
Mutual funds	$602,512,772	$—	$—	$602,512,772
Common stocks	90,540,277	—	—	90,540,277
Common collective trusts	—	46,917,345	—	46,917,345
Participant loans	—	—	14,149,790	14,149,790

Total investments at fair value	$693,053,049	$46,917,345	$14,149,790	$754,120,184

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2: Inputs to the valuation methodology include:
•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3: Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value:
Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds: Valued at the NAV of shares held by the Plan at year end.
Common Collective Trusts: Valued at the NAV of shares held by the Plan at year end.
The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended March 30, 2009:

Participant loans
Balance, beginning of year	$13,932,075
Realized gains/(losses)	—
Unrealized gains/(losses)	—
Purchases, sales, issuances, and settlements	217,715

Balance, end of year	$14,149,790

(4)	Related-Party Transactions

Certain plan investments are shares of mutual funds managed by Fidelity Investments, an affiliate of Fidelity Management Trust Company (FMTC). Certain other plan investments are units of commingled pools (common collective trusts) managed by Pyramis Global Advisors Trust Company (PGATC), a wholly owned subsidiary of FMTC. Investment management fees and costs of administering the mutual funds and collective trusts are paid to Fidelity Investments from the mutual funds and to PGATC from the collective trusts and are reflected in the net appreciation/depreciation of the mutual funds and commingled pools. FMTC is the trustee as defined by the Plan and a party-in-interest with respect to the Plan. Fees paid by the Plan to FMTC were $396,931 and $302,330 for the plan years ended March 30, 2009 and 2008, respectively, and include participant fees and recordkeeping and administrative costs. Of the $396,931 paid to FMTC, $28,952 was paid from plan forfeitures, $148,642 was paid from participant accounts, and $219,337 was paid from the ERISA Account (see note (1)(j) for a description of the ERISA Account). The Plan also holds shares of common stock of the Company, the Plan Sponsor, and is a party-in-interest with respect to the Plan. All transactions with Fidelity Investments and the Plan Sponsor are covered by an exemption from the “prohibited transaction” provisions of ERISA and the IRC.

(5)	Tax Status

The Internal Revenue Service has determined and informed the Company in a letter dated March 12, 2004, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan committee and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in material compliance with the applicable provisions of the IRC.

(6)	Litigation

Stockholder Class Action and Derivative Lawsuits Filed Prior to 2004 — Background

The Company, its former Chairman and CEO Charles B. Wang, its former Chairman and CEO Sanjay Kumar, its former Chief Financial Officer Ira Zar, and its Vice Chairman and Founder Russell M. Artzt were defendants in one or more stockholder class action lawsuits filed in July 1998, February 2002, and March 2002 in the United States District Court for the Eastern District of New York (the Federal Court), alleging, among other things, that a class consisting of all persons who purchased the Company’s

Common Stock during the period from January 20, 1998 until July 22, 1998 were harmed by misleading statements, misrepresentations, and omissions regarding the Company’s future financial performance.

In addition, in May 2003, a class action lawsuit captioned John A. Ambler v. Computer Associates International, Inc., et al. was filed in the Federal Court. The complaint in this matter, a purported class action on behalf of the CA Savings Harvest Plan (the CASH Plan) and the participants in, and beneficiaries of, the CASH Plan for a class period from March 30, 1998 through May 30, 2003, asserted claims of breach of fiduciary duty under the federal Employee Retirement Income Security Act (ERISA). The named defendants were the Company, the Company’s Board of Directors, the CASH Plan, the Administrative Committee of the CASH Plan, and the following current or former employees and/or former directors of the Company: Messrs. Wang, Kumar, Zar, Artzt, Peter A. Schwartz (the Company’s former Chief Financial Officer), and Charles P. McWade (the Company’s former head of Financial Reporting and business development); and various unidentified alleged fiduciaries of the CASH Plan. The complaint alleged that the defendants breached their fiduciary duties by causing the CASH Plan to invest in Company securities and sought damages in an unspecified amount.

A stockholder derivative lawsuit was filed by Charles Federman against certain current and former directors of the Company, based on essentially the same allegations as those contained in the February and March 2002 stockholder lawsuits discussed above. This action was commenced in April 2002 in the Delaware Chancery Court, and an amended complaint was filed in November 2002. The defendants named in the amended complaint were former Company directors The Honorable Alfonse M. D’Amato, Shirley Strum Kenny and Messrs. Wang, Kumar, Artzt, Willem de Vogel, Richard Grasso, Roel Pieper, and Lewis S. Ranieri. The Company was named as a nominal defendant. The derivative suit alleged breach of fiduciary duties on the part of all the individual defendants and, as against the former management director defendants, insider trading on the basis of allegedly misappropriated confidential, material information. The amended complaint sought an accounting and recovery on behalf of the Company of an unspecified amount of damages, including recovery of the profits allegedly realized from the sale of Common Stock.

On August 25, 2003, the Company announced the settlement of the above-described class action lawsuits against the Company and certain of its present and former officers and directors, alleging misleading statements, misrepresentations, and omissions regarding the Company’s financial performance, as well as breaches of fiduciary duty. At the same time, the Company also announced the settlement of a derivative lawsuit, in which the Company was named as a nominal defendant, filed against certain present and former officers and directors of the Company, alleging breaches of fiduciary duty and, against certain management directors, insider trading, as well as the settlement of an additional derivative action filed by Charles Federman that had been pending in the Federal Court. As part of the class action settlement, which was approved by the Federal Court in December 2003, the Company agreed to issue a total of up to 5.7 million shares of Common Stock to the stockholders represented in the three class action lawsuits, including payment of attorneys’ fees. The Company has completed the issuance of the settlement shares as well as payment of $3.3 million to the plaintiffs’ attorneys in legal fees and related expenses.

In settling the derivative suits, which settlement was approved by the Federal Court in December 2003, the Company committed to maintain certain corporate governance practices. Under the settlement, the Company, the individual defendants and all other current and former officers and directors of the Company were released from any potential claim by stockholders arising from accounting-related or other public statements made by the Company or its agents from January 1998 through February 2002 (and from March 11, 1998 through May 2003 in the case of the employee ERISA action). The individual defendants were released from any potential claim by or on behalf of the Company relating to the same matters.

On October 5, 2004 and December 9, 2004, four purported Company stockholders served motions to vacate the Order of Final Judgment and Dismissal entered by the Federal Court in December 2003 in connection with the settlement of the derivative action. These motions primarily sought to void the releases that were granted to the individual defendants under the settlement. On December 7, 2004, a motion to vacate the Order of Final Judgment and Dismissal entered by the Federal Court in December 2003 in connection with the settlement of the 1998 and 2002 stockholder lawsuits discussed above (together with the October 5, 2004 and December 9, 2004 motions, the 60(b) Motions) was filed by Sam Wyly and certain related parties (the Wyly Litigants). The motion sought to reopen the settlement to permit the moving stockholders to pursue individual claims against certain present and former officers of the Company. The motion stated that the moving stockholders did not seek to file claims against the Company.

Derivative Actions Filed in 2004

In June and July 2004, three purported derivative actions were filed in the Federal Court by Ranger Governance, Ltd. (Ranger), Bert Vladimir and Irving Rosenzweig against certain current or former employees and/or directors of the Company (the Derivative Actions). In November 2004, the Federal Court issued an order consolidating the Derivative Actions. The plaintiffs filed a consolidated amended complaint (the Consolidated Complaint) on January 7, 2005. The Consolidated Complaint names as defendants Messrs. Wang, Kumar, Zar, McWade, Schwartz, de Vogel, Grasso, Pieper, Artzt, D’Amato, and Ranieri, Stephen Richards, Steven Woghin, David Kaplan, David Rivard, Lloyd Silverstein, Michael A. McElroy, Gary Fernandes, Robert E. La Blanc, Jay W. Lorsch, Kenneth Cron, Walter P. Schuetze, KPMG LLP, and Ernst & Young LLP. The Company is named as a nominal defendant. The Consolidated Complaint seeks from one or more of the defendants (1) contribution towards the consideration the Company had previously agreed to provide current and former stockholders in settlement of certain class action litigation commenced against the Company and certain officers and directors in 1998 and 2002 (see “— Stockholder Class Action and Derivative Lawsuits Filed Prior to 2004 — Background”), (2) compensatory and consequential damages in an amount not less than $500 million in connection with the investigations giving rise to the Deferred Prosecution Agreement (DPA) entered into between the Company and the United States Attorney’s Office (USAO) in 2004 and a consent to enter into a final judgment (Consent Judgment) in a parallel proceeding brought by the Securities and Exchange Commission (SEC) regarding certain of the Company’s past accounting practices, including its revenue recognition policies and procedures during certain periods prior to the adoption of the Company’s new business model in October 2000. (In May 2007, based upon the Company’s compliance with the terms of the DPA, the Federal Court ordered dismissal of the charges that had been filed against the Company in connection with the DPA, and the DPA expired. The injunctive provisions of the Consent Judgment permanently enjoining the Company from violating certain provisions of the federal securities laws remain in effect.), (3) unspecified relief for violations of Section 14(a) of the Exchange Act for alleged false and material misstatements made in the Company’s proxy statements issued in 2002 and 2003, (4) relief for alleged breach of fiduciary duty, (5) unspecified compensatory, consequential and punitive damages based upon allegations of corporate waste and fraud, (6) unspecified damages for breach of duty of reasonable care, (7) restitution and rescission of the compensation earned under the Company’s executive compensation plan and (8) pursuant to Section 304 of the Sarbanes-Oxley Act, reimbursement of bonus or other incentive-based equity compensation and alleged profits realized from sales of securities issued by the Company. Although no relief is sought from the Company, the Consolidated Complaint seeks monetary damages, both compensatory and consequential, from the other defendants, including current or former employees and/or directors of the Company, Ernst & Young LLP and KPMG LLP in an amount totaling not less than $500 million.

On February 1, 2005, the Company established a Special Litigation Committee of independent members of its Board of Directors to, among other things, control and determine the Company’s response to the Derivative Actions and the 60(b) Motions. On April 13, 2007, the Special Litigation Committee issued its reports, which announced the Special Litigation Committee’s conclusions, determinations, recommendations and actions with respect to the claims asserted in the Derivative Actions and the 60(b) Motions. The Special Litigation Committee also served a motion which seeks to dismiss and realign the claims and parties in accordance with the Special Litigation Committee’s recommendations. As summarized below, the Special Litigation Committee concluded as follows:
•	The Special Litigation Committee has concluded that it would be in the best interests of the Company to pursue certain of the claims against Messrs. Wang and Schwartz.

•	The Special Litigation Committee has concluded that it would be in the best interests of the Company to pursue certain of the claims against the former Company executives who have pled guilty to various charges of securities fraud and/or obstruction of justice — including Messrs. Kaplan, Richards, Rivard, Silverstein, Woghin and Zar. The Special Litigation Committee has determined and directed that these claims be pursued by the Company using counsel retained by the Company, unless the Special Litigation Committee is able to successfully conclude its ongoing settlement negotiations with these individuals.

•	The Special Litigation Committee has reached a settlement (subject to court approval) with Messrs. Kumar, McWade and Artzt.

•	The Special Litigation Committee believes that the claims (the Director Claims) against current and former Company directors Messrs. Cron, D’Amato, de Vogel, Fernandes, Grasso, La Blanc, Lorsch, Pieper, Ranieri and Schuetze, Ms. Kenny, and Alex Vieux should be dismissed. The Special Litigation Committee has concluded that these directors did not breach their fiduciary duties and the claims against them lack merit.

•	The Special Litigation Committee has concluded that it would be in the best interests of the Company to seek dismissal of the claims against Ernst & Young LLP, KPMG LLP and Mr. McElroy.

The Special Litigation Committee has served a motion which seeks dismissal of the Director Claims, the claims against Ernst & Young LLP, KPMG LLP and Mr. McElroy, and certain other claims. In addition, the Special Litigation Committee has asked for the Federal Court’s approval for the Company to be realigned as the plaintiff with respect to claims against certain other parties, including Messrs. Wang and Schwartz.

Current Procedural Status of Stockholder Class Action and Derivative Lawsuits Filed Prior to 2004 and Derivative Actions Filed in 2004

By letter dated July 19, 2007, counsel for the Special Litigation Committee advised the Federal Court that the Special Litigation Committee had reached a settlement of the Derivative Actions with two of the three derivative plaintiffs — Bert Vladimir and Irving Rosenzweig. In connection with the settlement, both of these plaintiffs have agreed to support the Special Litigation Committee’s motion to dismiss and to realign. The Company has agreed to pay the attorney’s fees of Messrs. Vladimir and Rosenzweig in an amount up to $525,000 each. If finalized, this settlement would require approval of the Federal Court. On July 23, 2007, Ranger filed a letter with the Federal Court objecting to the proposed settlement. On October 29, 2007, the Federal Court denied the Special Litigation Committee’s motion to dismiss and realign, without prejudice to renewing the motion after a decision by the appellate court regarding the Federal Court’s decisions concerning the 60(b) Motions.

In a memorandum and order dated August 2, 2007, the Federal Court denied all of the 60(b) Motions and reaffirmed the 2003 settlements (the August 2 decision). On August 24, 2007, Ranger and the Wyly Litigants filed notices of appeal of the August 2 decision. On August 16, 2007, the Special Litigation Committee filed a motion to amend or clarify the August 2 decision, and the Company joined that motion. On September 12, 2007 and October 4, 2007, the Federal Court issued opinions denying the motions to amend or clarify. On September 18, 2007, the Wyly Litigants and Ranger filed notices of appeal of the September 12 decision. The Company filed notices of cross-appeal of the September 12 and October 4 decisions on November 2, 2007. Oral argument on the appeals and cross-appeals occurred on March 11, 2009. On July 23, 2009 the United States Court of Appeals for the Second Circuit issued a summary order affirming the August 2, September 12 and October 4, 2007 decisions of the Federal Court references above. The summary order also acknowledged that the Ranger Governance litigation that was part of the 2004 Derivative Actions was not before the Second Circuit and, therefore, the Company could renew its motion to dismiss and realign that had been dismissed without prejudice in the October 29, 2007 decision referenced above.

The Company, various subsidiaries, and certain current and former officers have been named as defendants in various other lawsuits and claims arising in the normal course of business. The Company believes that it has meritorious defenses in connection with such lawsuits and claims, and intends to vigorously contest each of them. In the opinion of the Company’s management, the results of these other lawsuits and claims, either individually or in the aggregate, are not expected to have a material adverse effect on the Company’s financial position, results of operations, or cash flows, although the impact could be material to any individual reporting period.

(7)	Subsequent Events
(a)	Fund Changes

Effective August 3, 2009, the Plan Committee replaced the Fidelity Magellan Fund with the Fidelity Contra Fund as an available investment fund option.

Supplemental Schedule
CA SAVINGS HARVEST PLAN
Schedule H, Line 4i — Schedule of Assets (held at End of Year)
March 30, 2009

Identity of issuer,	Description of investment including
borrower, lessor or	maturity date, rate of interest, collateral,	Current
similar party	par, or maturity value	value
Vanguard	Vanguard Institutional Index Fund, 631,220.540 shares	$45,466,816
PIMCO	PIMCO Total Return Institutional Fund, 5,886,400.185 shares	59,570,370
Dodge and Cox	Dodge and Cox Stock Fund, 601,680.835 shares	37,388,447
Artisan	Artisan Mid Cap Fund, 1,613,024.251 shares	27,679,496
Artisan	Artisan Mid Cap Value Fund, 1,476,410.966 shares	17,347,829
American Funds	American Funds Growth Fund of America R5, 1,157,811.221 shares	22,461,538
American Beacon	American Beacon Small Cap Value Fund, 693,988.924 shares	6,835,791
* Pyramis	Pyramis Large Cap Core Commingled Pool	26,463,894
* Fidelity Investments	Fidelity Puritan Fund, 4,141,588,565 shares	51,231,451
* Fidelity Investments	Fidelity Magellan Fund, 969,705.49 shares	42,540,980
* Fidelity Investments	Fidelity Institutional Money Market Portfolio, 206,484,798.500 shares	206,484,799
* Fidelity Investments	Fidelity Low Priced Stock Fund, 409,299.912 shares	8,623,949
* Fidelity Investments	Fidelity Diversified International Fund, 3,580,649.348 shares	66,242,013
* Fidelity Investments	Fidelity Small Cap Stock Fund, 1,170,439.321 shares	10,639,293
* Pyramis	Pyramis Index Lifecycle 2000 Commingled Pool, 9,788.046 units	84,667
* Pyramis	Pyramis Index Lifecycle 2005 Commingled Pool, 10,761.982 units	84,374
* Pyramis	Pyramis Index Lifecycle 2010 Commingled Pool, 134,921.792 units	1,036,199
* Pyramis	Pyramis Index Lifecycle 2015 Commingled Pool, 424,640.994 units	3,167,822
* Pyramis	Pyramis Index Lifecycle 2020 Commingled Pool, 442,622.069 units	3,009,830
* Pyramis	Pyramis Index Lifecycle 2025 Commingled Pool, 757,805.320 units	5,031,827
* Pyramis	Pyramis Index Lifecycle 2030 Commingled Pool, 470,832.819 units	2,886,205
* Pyramis	Pyramis Index Lifecycle 2035 Commingled Pool, 414,695.792 units	2,500,616
* Pyramis	Pyramis Index Lifecycle 2040 Commingled Pool, 298,971.588 units	1,766,922
* Pyramis	Pyramis Index Lifecycle 2045 Commingled Pool, 122,495.446 units	722,723
* Pyramis	Pyramis Index Lifecycle 2050 Commingled Pool, 28,220.250 units	162,266
* CA, Inc.	ESOP Stock Fund (CA stock) 5,219,630.951 shares	90,540,277
* Plan participants	1,415 Loans to participants with interest rates ranging from 4.25% to 10.5% and terms from 1 year to 20 years	14,149,790

	Total	$754,120,184

*	Party-in-interest as defined by ERISA
See accompanying report of independent registered public accounting firm.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CA SAVINGS HARVEST PLAN
By:	/s/ James H. Hodge
Senior Vice President and Treasurer

Date: September 21, 2009

EXHIBIT INDEX
Exhibit 23.1	Consent of Independent Registered Public Accounting Firm